October 25, 2011

Via E-Mail

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Ethan Horowitz
Branch Chief

Reference:
Eagle Ford Oil & Gas Corporation
Form 8-K Filed June 24, 2011
File No.000-51656

Dear Mr. Horowitz:

This letter is in further response to the Commissions letter of September 20, 2011 to Eagle Ford Oil & Gas Corporation (the “Company”) regarding the above-referenced matters. The Commission’s letter requested that the Company respond within 10 days by amending its filing, by providing the requested information, or by advising the Commission when the Company will provide the requested response. On October 18, 2011, the Company requested an additional 5 business days (October 25, 2011) to amend its Form 8-K filed on June 24, 2011. During the Company’s final audit process, consideration is now being giving to whether or not the Company falls under US GAAP guidance ASC 915-205-20 (Development Stage Entity), therefore the Company is hereby requesting an additional 8 business days (November 4, 2011) to amend its Form 8-K filed on June 24, 2011.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (281) 383-9648.

Sincerely,

/s/ Richard H. Adams

Richard H. Adams
Chief Financial Officer

cc	Shannon Buskirk Suying Li